Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Director’s Share Dealing

May 30, 2013.  The Board of Caledonia Mining Corporation (the “Company”) announces that it was notified on 23rd May that on the same day Jim Johnstone, Non-Executive Director of the Company, sold 24,000 ordinary shares at 67.5p per share. Following this disposal, Mr Johnstone holds 16,000 ordinary shares in the company, representing 0.03 per cent. of the present issued Ordinary share capital of the Company.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000

Newgate Threadneedle Graham Herring / Adam Lloyd Tel: +44 20 7653 9850	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751

CHF Investor Relations Jeremy Hill Tel : +1 416 868 1079 x 238 jeremy@chfir.com